Exhibit 4.4
PROMISSORY NOTE

$__________                                                                                                           January___,2011

                This Promissory Note ("Note") is issued as a component of a unit (the "Unit") sold pursuant to a Subscription Agreement (the "Agreement") circulated by DC Brands International, Inc., a Colorado corporation ("Maker").

1.           Interest.  Interest shall accrue on the outstanding principal balance at the rate of sixteen percent (16%) per annum from the date hereof.

2.           Payment.  First and second year interest will be paid on the anniversary date of  the investment. The entire unpaid balance and all remaining interest having accrued thereon of this Note shall become due and payable on the three-year anniversary of the date of issue.

3.           Prepayment.  Maker shall have the right to prepay the whole or any part of the unpaid principal of this Note at any time without the payment of any additional consideration therefor.

4.           Remedies:  All rights and remedies of Payee under this Note are cumulative and in addition to all other rights and remedies available at law or in equity, and all such rights and remedies may be exercised singly, successively and/or concurrently.  Failure to exercise any right or remedy shall not be deemed a waiver of such right or remedy.

5.           Waivers.  Maker hereby expressly waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note and all other notices and demands of every kind that would otherwise be available in connection with this Note.

6.           Partial Exercise.  No single or partial exercise of any power hereunder shall preclude other or further exercise thereof or the exercise of any other power hereunder.  No delay or omission on the part of Payee in exercising any right hereunder shall operate as a waiver of such right or of any other right hereunder.

7.           Governing Law and Forum.  This Note is to be governed by, and construed and enforced in accordance with, the internal laws, and not the laws pertaining to conflict or choice of laws, of the State of Colorado.

8.           Severability.  Every provision of this Note is intended to be severable.  In the event any term or provision is declared illegal, invalid or unenforceable for any reason whatsoever by a court of competent jurisdiction, such illegality, invalidity or unenforceability shall not affect the balance of the terms and provisions of this Note, which shall remain binding and enforceable.

DC Brands International, Inc.

By:
Name:
Title: